SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-A/A
Amendment No. 4

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

STAMFORD INDUSTRIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	41-1844584
(State of incorporation or organization)	(I.R.S Employer Identification No.)

One Landmark Square, 21st Floor, Stamford, CT	06901
(State of incorporation or organization)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ❑

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this Form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	None

Securities to be registered pursuant to Section 12(g) of the Act:	Rights to Purchase Series A Junior Preferred Stock

Stamford Industrial Group, Inc. (the “Company”) hereby amends Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2001, as amended by Amendment No. 1 thereto filed with the Commission on December 24, 2003, Amendment No. 2 thereto filed with the Commission on April 22, 2004, and Amendment No. 3 thereto filed with the Commission on September 28, 2006.

Item 1.	Description of Registrants Securities to be Registered.

On June 1, 2001, the Board of Directors (the “Board”) of the Company declared a dividend of one purchase right (a “Right”) for every outstanding share of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to stockholders of record at the close of business on June 14, 2001 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $.0001 per share (the “Series A Preferred Stock”), at a purchase price of $15 per Unit, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of June 1, 2001, between the Company and Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”), as amended by Amendment No. 1 dated December 22, 2003 (the “2003 Amendment”), by Amendment No. 2 dated April 21, 2004 (the “2004 Amendment”), and by Amendment No. 3 dated September 22, 2006 (the “2006 Amendment”).
On February 11, 2008, the Company entered into Amendment No. 4 to the Rights Agreement (the "2008 Amendment") with American Stock Transfer & Trust Company (the “Rights Agent”) to decrease the trigger threshold to 4.99%, from 15%, as the amount of the Company’s outstanding Common Stock that a person must beneficially own before being deemed to be an “Acquiring Person” under the Rights Agreement. The 2008 Amendment is intended to protect the Company’s ability to carry forward its net operating losses (the “NOLs”), which the Company believes are a substantial asset. The Board determined that this amendment would be in the best interests of the Company and its stockholders, because it will assist in limiting the number of 5% or more owners and thus reduce the risk of a possible “change of ownership” under Section 382 of the Internal Revenue Code of 1986 as amended (the “Code”). Any such “change of ownership” under these rules would limit or eliminate the ability of the Company to use its existing NOLs for federal income tax purposes. However, there is no guaranty that the objective of preserving the value of the NOLs will be achieved. The Rights Agreement imposes a significant penalty upon any person or group that acquires 4.9% or more of the Company’s then-outstanding Common Stock without the prior approval of the Company’s Board. Stockholders who own 4.9% or more of the Company’s then-outstanding Common Stock as of the close of business on February 11, 2008, will not trigger the Rights Agreement so long as they do not increase their ownership of the Company’s Common Stock. Moreover, the Company’s Board may exempt any person or group that owns 4.9% or more of the Company’s Common Stock. A person or group that acquires a percentage of the Company’s Common Stock in excess of the applicable threshold is called an “Acquiring Person.” Any rights held by an Acquiring Person are void and may not be exercised. The Rights are not exercisable until the Distribution Date and will expire at such time the Company’s Board determines that the NOLs are fully utilized or no longer available under Section 382 of the Code or the Rights are earlier redeemed or exchanged by the Company as described below.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender or transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

If there is a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person, except as otherwise provided in the Rights Agreement or pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $1 at such time, the holder of each valid Right would be entitled to purchase 30 shares of Common Stock for $15.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

The form of Rights Agreement including the 2001 Amendment, the 2002 Amendment, the 2003 Amendment, the 2004 Amendment and the 2008 Amendment specifying the terms of the Rights (including as exhibits the form of Certificate of Designation, Rights Certificate and the Summary of Rights) are incorporated herein by reference as exhibits hereto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.	Exhibit.

1
Rights Agreement, dated as of June 1, 2001, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent, including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.0001 per share, as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement) (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 6, 2001).

2
Amendment No. 1 to Rights Agreement, dated December 22, 2003, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on December 24, 2003).

3
Amendment No. 2 to Rights Agreement, dated April 21, 2004, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 3 to Amendment No. 2 to the Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on April 22, 2004).

4
Amendment No. 3 to Rights Agreement, dated September 22, 2006, between Net Perceptions, Inc. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006).

5
Amendment No. 4 to Rights Agreement, dated February 11, 2008, between Stamford Industrial Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2008).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STAMFORD INDUSTRIAL GROUP, INC.

Dated: February 11, 2008	By:	/s/ Jonathan LaBarre
Name: Jonathan LaBarre
Title: Chief Financial Officer